United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

February 2024

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

Press Release

Vale signs partnership with Anglo American in Minas-Rio

Rio de Janeiro, February 22nd, 2024 – Vale S.A. (“Vale”) has entered into an agreement with Anglo American plc (“Anglo American”) to acquire a 15% ownership interest and establish a partnership encompassing Anglo American Minério de Ferro Brasil S.A., a company that currently owns the Minas-Rio complex (“Minas-Rio”) and Vale’s Serra da Serpentina (“Serpentina”) resources, in Brazil. Anglo American will continue to control, manage and operate Minas-Rio, including any future expansions.

Vale's CEO, Eduardo Bartolomeo, said: “We are pleased to partner with Anglo American to support the growing demand for high quality iron ore as our clients accelerate their transition to low carbon emissions steelmaking. Minas-Rio is a Tier-1 asset that will benefit from great synergies with Serpentina’s deposit and Vale’s logistics and we are confident this partnership will unlock significant value to all of our stakeholders. We plan on allocating our share of the high-quality pellet feed to our pellet plants in Brazil and in the future to the Mega Hubs producing iron ore briquettes.”

Duncan Wanblad, Chief Executive of Anglo American, said: “The opportunity to partner with Vale to secure a high-grade iron ore resource of this scale and quality, right next door to Minas-Rio, is compelling – particularly given all the physical synergies of our mining and processing infrastructure to create a single optimized operation, combined with the option to access Vale’s rail and port logistics. The sheer scale and quality of the Serpentina orebody offers significant value, including through the scope to expand the production of the premium grade pellet feed products we sell to steelmaking customers as they focus on decarbonizing their own processes for decades to come. The Minas-Rio DRI-grade product sells into one of the most attractive growth segments available in our industry today.”

About the transaction

Under the terms agreed, Vale will contribute with (i) Serpentina high-grade iron ore resources and (ii) a supplemental cash disbursement of US$ 157.5 million, subject to net debt and working capital variation adjustments at the closing date. If the average benchmark iron ore price[1] remains above US$ 100/t or below US$ 80/t for four years, a purchase price adjustment payment will be made to Anglo American or Vale, respectively, in line with an agreed formula and up to certain limits. The completion of the transaction is subject to customary corporate and regulatory approvals. The transaction is expected to be completed in 4Q24.

Following completion of the transaction, Vale will receive its pro-rata share of Minas-Rio production. Additionally, Vale will also have an option to acquire an additional 15% shareholding in the enlarged Minas-Rio for cash if and when certain events relating to a future expansion of Minas-Rio occur, including the receipt of the environmental license[2] for the expansion following the completion of a pre-feasibility study (PFS) and feasibility study (FS)[3], at fair value calculated at the time of exercise of the option.

About Minas-Rio and Serpentina assets

Minas-Rio is an integrated iron ore operation with a nameplate capacity of 26.5 Mtpy of high-grade pellet feed, with potential to expand to up to 31 Mtpy in its current configuration. The operation comprises mine, plant, geotechnical, and supporting structures in Minas Gerais and a 529 km pipeline connecting the plant to the filtering plant at the Açu Port in Rio de Janeiro Minas-Rio produced 24 Mt of iron ore in 2023, with a total EBITDA of US$ 1.4 billion.

[1] IODEX 62%Fe CIF China.

[2] Preliminary license (LP – Licença Prévia).

[3] The pre-feasibility study must be completed within 36 months of the Transaction completing. Providing the PFS meets an agreed IRR hurdle rate, a feasibility study must be completed within a further 24 months. If the FS meets an agreed IR hurdle rate, then the preliminary environmental license for the expansion of Minas-Rio must be applied for.

The Serra da Serpentina deposit is contiguous to the Minas-Rio complex, with resources estimated at 4.3 billion tonnes. The combination of the two resources offers considerable expansion opportunities, including the potential to double production, which Anglo American and Vale will assess under the transaction’s terms.

The enlarged Minas-Rio will have the option to utilize Vale’s nearby rail line and Tubarão port to transport expanded output as an alternative to constructing a second pipeline to Anglo American’s current port facility at Açu. All viable logistics solutions will be considered and evaluated during pre-feasibility. The existing Minas-Rio pipeline crosses the Vale rail network downstream from Minas-Rio, enabling a far shorter second pipeline to connect with the Vitória-Minas Railway to the Tubarão port. The transaction does not include or affect Anglo American’s 50% interest in the iron ore export facility at the port of Açu.

Gustavo Duarte Pimenta

Executive Vice President, Finance and Investor Relations

For further information, please contact:

Vale.RI@vale.com

Thiago Lofiego: thiago.lofiego@vale.com

Luciana Oliveti: luciana.oliveti@vale.com

Mariana Rocha: mariana.rocha@vale.com

Pedro Terra: pedro.terra@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: February 22, 2024		Director of Investor Relations